

June 15, 2017

Bradley Berman, Esq.
Morrison & Foerster LLP
250 West 55th Street
New York, NY 10019

Re: Alaia Market Linked Trust
        Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 1-3
        File Nos. 333-218110 and 811-23095

Dear Mr. Berman:

On May 19, 2017, you filed a registration statement on Form S-6 for Alaia Market Linked Trust (the "Alaia trust"), consisting of a unit investment trust, Alaia Defined Outcome Solution, Alaia Market Linked Trust, Series 1-3 (the "trust"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Investment Objective (Page 3)

1.   The first paragraph of this section states that the MSCI EAFE Index is composed of large- and mid-capitalization equities. As of May 31, 2017, the market capitalizations of the companies included in the MSCI EAFE Index ranged from $1 billion to $266 billion. Since a company with a market capitalization of $1 billion is generally considered to be a small-capitalization company, please revise this section to state that the Index is composed of large-, mid-, and small-capitalization equities. Please also disclose the risks associated with the MSCI EAFE Index's small and mid-capitalization constituents in the discussion of the trust's principal risks.

Principal Investment Strategy — Description of the Reference Asset (Page 8)

2. The first paragraph of this section describes publicly available information regarding the trust's Reference Asset, and concludes by stating that "[w]e have not undertaken any independent review or due diligence of such information." Similar disclosure regarding publicly available information about the Underlying Index appears in the first paragraph of the section labeled "The Underlying Index." Please explain to us why it is appropriate for the trust to not undertake any independent review or due diligence with regard to information concerning the trust's Reference Asset and the Underlying Index.

Fees and Expenses Table (Page 18)

3. Please provide a completed Fees and Expenses Table for our review as soon as possible.

GENERAL COMMENTS

4. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

5. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

6. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

* * * * * * *

In closing, we remind you that the Alaia trust and its sponsor are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel